Exhibit 12.1

DIGENE CORPORATION
Computation of Ratio of
Earnings to Fixed Charges

	For the Period Ended June 30,					For the Six Months Ended
	1999	2000	2001	2002	2003	December 31, 2003
Fixed Charges = Sum of:
Interest expensed and capitalized	$30,144	$320	$10,297	$32,217	$272,810	$118,681
Amort. premium/discount and capitalized expenses relating to indebtedness	—	—	—	—	—	—
Estimates of interest within rental expenses	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Fixed Charges	$30,144	$320	$10,297	$32,217	$272,810	$118,681

Earnings = Sum of:
Additions:
Pre-tax income from continued operations	$(9,155,147)	$(6,582,838)	$(6,363,780)	$(9,186,510)	$(4,100,046)	$1,875,252
Fixed Charges (above)	30,144	320	10,297	32,217	272,810	118,681
Amort. of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax losses of equity investees	—	—	—	—	—	—
Deletions:
Interest capitalized	—	—	—	—	—	—
Preference security dividends	—	—	—	—	—	—
Minority interest in pre-tax income of subs	—	—	—	—	—	—

Earnings	$(9,125,003)	$(6,582,518)	$(6,353,483)	$(9,154,293)	$(3,827,236)	$1,993,933

Ratio of Earnings to Fixed Charges(1)	—	—	—	—	—	16.8x

(1) For the fiscal years ended June 30, 1999, 2000, 2001, 2002 and 2003, earnings were insufficient to cover fixed charges. For this reason, no ratios are provided.